

January 30, 2017

Mail Stop 4561

Maksim Charniak
Principal Executive Officer
Glolex, Inc.
Unit 9647
13 Freeland Park
Wareham Road
Poole BH16 6F
United Kingdom

>   **Re: Glolex, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **File No. 333-211986**
>   **Filed January 12, 2017**

Dear Mr. Charniak:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated December 22, 2016.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 that you continue to believe you are not a shell company despite your nominal revenues and limited operating activities. Please add a risk factor that addresses the consequences if you are later deemed a shell company, particularly with respect to any resales through Rule 144.

Summary Financial Information, page 6

2.   We note your response to our prior comment 4 four; however, you continue to disclose that your summary financial information as of September 30, 2016 has been derived from your unaudited financial statements for the period from April 1, 2016 to June 30, 2016. Please revise to cite the correct period. In addition, please revise to provide statement of operations information for the six months ended September 30, 2016.

Plan of Operations, page 17

3.   You refer to revenues of $7,600 here and on page 23; however, this amount appears to represent your net profits to date. Please revise accordingly.

Exhibit 23.1

4.   Please revise to include a currently dated consent from your auditor. Refer to Item 601(b)(23) of Regulation S-K.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information
                                        Technologies and Services